Exhibit 99.2

BANRO CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated May 31, 2013, is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each person named in the enclosed form of proxy is an officer or a director of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY FINANCIAL TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 26th DAY OF JUNE, 2013, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders. In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders. If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's voting instruction form (the "Corporation's VIF")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's VIF and return it to Equity Financial Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593. If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's VIF (and striking out the names of the persons designated in such form) and return the Corporation's VIF to Equity Financial Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

2

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions. If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting. Your shares can only be voted in accordance with your instructions. If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of the date of this Circular, an aggregate of 252,100,672 common shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

All holders of common shares of the Corporation of record at the close of business on May 28, 2013 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding common shares of the Corporation, other than as set out below.

Based on public filings, the Corporation believes that affiliates of BlackRock, Inc. (the "BlackRock Group") control or have investment discretion over, in the aggregate, more than 10% of the outstanding common shares of the Corporation. The Corporation does not know the number of common shares of the Corporation which the BlackRock Group controls or has investment discretion over as at the date of this Circular. The most recent public filings indicate that the BlackRock Group controls or has investment discretion over 34,836,624 (or 13.82%) of the outstanding common shares of the Corporation. See also the disclosure in this Circular under "Interest of Informed Persons in Material Transactions".

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated. References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

3

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than twenty (20) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is seven (7). The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of each of these nominees. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed (2)

John A. Clarke (5) Interim Chief Executive Officer and President, and a director Cardiff, United Kingdom	Interim Chief Executive Officer and President of the Corporation.	February 3, 2004	238,000

Maurice J. Colson Nominee director Toronto, Ontario, Canada	Self-employed business consultant (actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa, and South America).	Nominee	55,000

Peter N. Cowley (3)(4)(5) Director Surrey, United Kingdom	Chief Executive Officer and President of Loncor Resources Inc. (a gold exploration company).	January 13, 2004	Nil

4

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed (2)

Peter V. Gundy (3) Director Toronto, Ontario, Canada	Co-proprietor of Veritprop Ltd. (a company in the hospitality sector).	March 28, 2013	Nil

Arnold T. Kondrat Executive Vice President and a director Toronto, Ontario, Canada	Executive Vice President of the Corporation; Executive Vice President of Loncor Resources Inc. (a gold exploration company); consultant to Delrand Resources Limited (a diamond exploration company); Executive Vice President of Gentor Resources Inc. (a mineral exploration company); President of Sterling Portfolio Securities Inc. (a private venture capital firm).	May 3, 1994	1,226,048

Richard J. Lachcik (4) Director Oakville, Ontario, Canada	Partner of Norton Rose Canada llp (a law firm). (6)	August 23, 1996	86,000

Bernard R. van Rooyen(3)(4)(5) Director Johannesburg, South Africa	Chairman of Trans Hex Groep Beperk (a listed producer and marketer of gem diamonds in South Africa and Angola); Strategy Consultant to Northam Platinum Limited (a listed producer of platinum group metals).	June 16, 1997	95,466

(1)	Applicable securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular. Based on these requirements, the principal occupations during the last five years of Mr. Colson and Mr. Gundy must be disclosed. Mr. Colson’s principal occupation during the last five years is the same as his present principal occupation as set out in the above table. Mr. Gundy’s principal occupation during the last five years is the same as his present principal occupation as set out in the above table.

(2)	The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3)	Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(4)	Member of the compensation committee of the board of directors of the Corporation (the "Compensation Committee"). Mr. Lachcik will be replaced on the Compensation Committee by Mr. Colson upon the election at the Meeting of Mr. Colson as a director of the Corporation.

(5)	Member of the health, safety, environment and technical committee of the board of directors of the Corporation (the "Technical Committee").

(6)	Norton Rose Canada llp acts as counsel to the Corporation.

5

Majority Voting Policy for Elections of Directors

Under the Canada Business Corporations Act (the Corporation's governing corporate legislation), director elections are based on the plurality system, where shareholders vote “for” or “withhold” their votes for a director. Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favour. The board of directors of the Corporation (the "Board") believes that each of its members should have the confidence and support of the shareholders of the Corporation. On May 31, 2013, the directors unanimously adopted a majority voting policy (the "Majority Voting Policy"), a copy of which is attached as Appendix "A" to this Circular. Each of management’s nominees for election to the Board at the Meeting has agreed, and all future nominees will be required to agree, to abide by it. The Majority Voting Policy states that if in an uncontested election a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board. The Board will refer the resignation to the Compensation Committee for consideration and a recommendation. Except in special circumstances that would warrant the continued service of the director on the Board, the Compensation Committee will be expected to recommend that the Board accept the resignation. Within 90 days after the meeting, the Board will make its decision and announce it by press release.

Audit Committee Information

Reference is made to item 9 of the Corporation's annual information form dated March 26, 2013 (the "AIF") for additional disclosure relating to the Audit Committee required to be included in the AIF by National Instrument 52-110 - Audit Committees. A copy of the AIF can be obtained from SEDAR at www.sedar.com.

Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) ("Mediterranean") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records). Mr. John A. Clarke, a director of the Corporation, is a director of Mediterranean and was a director of Mediterranean during the time the said cease trade order was in effect.

6

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Corp. (which subsequently changed its name to Eurasia Gold Inc.) ("Eurasia") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records). Mr. Richard J. Lachcik, a director of the Corporation, was a director of Eurasia during the time the said cease trade order was in effect.

Mr. Peter V. Gundy, a director of the Corporation, is currently a director of Clifton Star Resources Inc., which was subject to a cease trade order issued by the British Columbia Securities Commission (the "BCSC") on July 22, 2011 until such time as it filed required technical reports, material change reports and news release. On March 5, 2012, the BCSC revoked the cease trade order.

Corporate Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

7

APPOINTMENT OF AUDITORS

Deloitte llp, Independent Registered Chartered Accountants and Licensed Public Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation effective April 27, 2009. Shareholders of the Corporation will be asked at the Meeting to reappoint Deloitte llp as the Corporation's auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation. The resolution shareholders will be asked to approve with respect to such reappointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of Deloitte llp.

CONFIRMATION OF ADOPTION OF ADVANCE NOTICE BY-LAW

In order to provide shareholders, the Board and management with guidance on the nomination of directors, the Board has determined that it is in the best interests of the Corporation to adopt an Advance Notice By-Law to require advance notice to the Corporation in circumstances where nominations of persons for election to the Board are made by shareholders of the Corporation. Consequently, on May 31, 2013, the Board enacted and made a by-law of the Corporation providing advance notice requirements for the nomination of directors of the Corporation (the "Advance Notice By-Law"). The Advance Notice By-Law is in effect until it is confirmed, confirmed as amended or rejected by shareholders at the Meeting, and if confirmed or confirmed as amended, the Advance Notice By-Law will continue in effect in the form in which it is so confirmed. If shareholders reject the confirmation of the Advance Notice By-Law, it will cease to have effect as of the date of the Meeting (and not retroactively). For greater certainty, the Corporation's existing by-laws are not impacted by the Advance Notice By-Law and will continue in effect, unamended.

The provisions of the Advance Notice By-Law require advance notice to the Corporation in circumstances where nominations of persons for election to the Board are made by shareholders of the Corporation other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act (the "CBCA"), or (ii) a shareholder proposal made pursuant to the provisions of the CBCA.

The provisions of the Advance Notice By-Law facilitate an orderly and efficient director nomination process and ensure that all shareholders, including those participating in a meeting by proxy, receive adequate notice of director nominations with sufficient information with respect to all nominees so that the proposed nominees' qualifications and suitability as directors can be evaluated and an informed vote can be cast for the election of directors.

The Advance Notice By-Law fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be valid. In the case of an annual meeting of shareholders, the deadline for notice of a shareholder's director nomination is not less than 30 days and not more than 65 days prior to the meeting; provided, however, if notice of an annual shareholders' meeting is given less than 50 days prior to the meeting date, shareholders must provide notice of their director nominations by close of business on the 10th day following the first public announcement of the meeting. In the case of a special meeting (which is not also an annual meeting) called for the purpose of electing directors, shareholders must provide notice of their director nominations by close of business on the 15th day following the first public announcement of the special shareholders' meeting. The deadlines in the Advance Notice By-Law are supported by Institutional Shareholder Services Inc.

8

Shareholders are urged to review the Advance Notice By-Law in its entirety, a copy of which is attached as Appendix "B" to this Circular. Shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to confirm by means of an ordinary resolution, the making of the Advance Notice By-Law. The resolution shareholders will be asked to approve is as follows:

BE IT RESOLVED THAT:

1.	The advance notice by-law of the Corporation, a copy of which by-law is attached as Appendix "B" to the management information circular of the Corporation dated May 31, 2013, as enacted and made by the board of directors of the Corporation by resolution dated May 31, 2013, be and is hereby confirmed without variation or amendment as a by-law of the Corporation; and

2.	Any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such documents and to do all such acts as may be deemed advisable in such individual's discretion for the purpose of giving effect to this resolution.

To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. The Board recommends that shareholders vote FOR this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Corporation's executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Corporation's senior officers, being the five identified named executive officers (the "NEOs"), in 2012. The NEOs who are the focus of the CD&A and who appear in the compensation tables of this Circular are: Simon F.W. Village, President and Chief Executive Officer of the Corporation (the "CEO") during 2012 (he ceased being President and CEO of the Corporation in March 2013), Donat K. Madilo, Chief Financial Officer of the Corporation (the "CFO"), Arnold T. Kondrat, Executive Vice President of the Corporation, Geoffrey G. Farr, Vice President, General Counsel and Corporate Secretary of the Corporation, and Colin J.S. Belshaw, Vice President, Operations of the Corporation during 2012 (he is no longer with the Corporation).

The Corporation is a gold exploration, development and mining company, which only recently (in September 2012) commenced commercial gold production at its first mine (at Twangiza) and is currently constructing its second gold mine (at Namoya). The Corporation has therefore often had to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled projects, programs and activities. As a result, providing long-term incentives through the granting of stock options has been an important component of the Corporation’s executive compensation program. This is consistent with the objective of preserving cash and also reflects the Corporation's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Corporation's executive officers with those of the Corporation's shareholders.

9

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation, the Board has established the Compensation Committee. During the fiscal year ended December 31, 2012, the Compensation Committee was comprised of the following three directors of the Corporation: Bernard R. van Rooyen (who is the Chairman of the Compensation Committee), John A. Clarke and Richard J. Lachcik. Messrs. van Rooyen and Clarke were independent within the meaning of section 1.4 of National Instrument 52-110 throughout 2012. Mr. Clarke was appointed Interim President and CEO of the Corporation in March 2013 and therefore ceased being independent as a result of such appointment. Also as a result of such appointment, Mr. Clarke resigned as a member of the Compensation Committee in March 2013, and Peter N. Cowley was appointed to fill the vacancy on the Compensation Committee created by Mr. Clarke’s resignation. Mr. Cowley is independent within the meaning of section 1.4 of National Instrument 52-110. Mr. Lachcik has been determined to not be independent within the meaning of section 1.4 of National Instrument 52-110 (note that, as stated in note (4) to the table under “Election of Directors” above, Mr. Lachcik will be replaced on the Compensation Committee by Maurice J. Colson, who is independent within the meaning of section 1.4 of National Instrument 52-110, upon the election at the Meeting of Mr. Colson as a director of the Corporation). The following is a brief summary of the experience of each of the current members of the Compensation Committee relevant to his responsibilities in executive compensation. A brief summary of the relevant experience of Mr. Clarke is also included for completeness given his membership on the Compensation Committee throughout 2012.

Bernard R. van Rooyen - From 1999 to 2011, Mr van Rooyen served on the remuneration, nomination and employment equity board committee of Northam Platinum Limited, a South African producer of platinum group metals. From 1980 to 1990, Mr. van Rooyen was Executive Director, Corporate Finance and Non-Technical Services to Gold Fields of South Africa Limited, an international mining company listed in Johannesburg, New York, London and various European Exchanges. He was responsible for, among other things, the entire financial system from financial accounts through management accounts, cost control and management information to the treasury. From 1998 to 2005, Mr. van Rooyen served as a non-executive director on the audit committee of Gold Fields Limited, an international gold producer with a market capitalization of approximately US$10 billion and the successor to Gold Fields of South Africa Limited. Gold Fields Limited is listed in Johannesburg, New York, London and Frankfurt. He is currently a non-executive member of the audit committee of Trans Hex Group Ltd, a producer and marketer of diamonds listed on the JSE Limited.

Peter N. Cowley – Mr. Cowley has been a director of the Corporation since June 2004, and President, CEO and a director of Loncor Resources Inc. (a gold exploration company with properties in the Democratic Republic of the Congo whose common shares are listed on the TSX and on the NYSE MKT) since November 2009.

Richard J. Lachcik - Mr. Lachcik has been practising corporate and securities law in Toronto, Canada for over 29 years. He has extensive experience in representing public mineral resource companies. He has been an officer and director of a number of Canadian public mineral resource companies.

John A. Clarke - From 1997 to August 2008, Mr. Clarke was the President and Chief Executive Officer of Nevsun Resources Ltd., a mining company which is listed on the Toronto Stock Exchange and the NYSE MKT. He was Vice Chairman of Nevsun Resources Ltd. from August 2008 to September 2009. From 1988 to 1993, Mr. Clarke was engaged as a General Manager at Ashanti Goldfields Company Limited ("Ashanti") in a range of roles, including strategic planning, mine production management and the technical/administrative support of mining operations. Mr. Clarke holds a Masters of Business Administration from Middlesex Polytechnic (now Middlesex University). He also holds a Post Graduate Diploma in Management Studies from North London Polytechnic (now London Metropolitan University) which included in-depth courses in accounting principles, standards and practices.

10

The significant industry experience of each of the Compensation Committee members provides them with a suitable perspective to make decisions on the appropriateness of the Corporation’s compensation policies and practices. All members of the Compensation Committee have been determined to be "financially literate" within the meaning of National Instrument 52-110, and are knowledgeable about the Corporation's compensation program.

Under its written charter, the Compensation Committee's responsibilities are set as follows: (a) review and recommend for approval to the Board the Corporation's key human resources policies; (b) review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Corporation; (c) review and recommend to the Board the employment agreements of the executive officers of the Corporation; (d) together with the Chairman of the Board, evaluate annually the performance of the CEO and recommend to the Board his annual compensation package and performance objectives; (e) together with the Chairman of the Board, review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Corporation; (f) review annually and recommend to the Board the annual salaries (or percentage change in salaries) for non-executive staff of the Corporation; (g) review annually and recommend to the Board the adequacy and form of the compensation of the directors of the Corporation and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director; (h) review annually and recommend for approval to the Board the executive compensation disclosure of the Corporation in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, share options and all other components of executive compensation as prescribed by applicable securities laws; (i) determine grants of options to purchase shares of the Corporation under the Corporation's Stock Option Plan (the "Option Plan") and recommend same to the Board for approval; (j) engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties; and (k) perform any other activities consistent with this mandate as the Compensation Committee or the Board deems necessary or appropriate.

No formal policies or practices have been adopted by the Board or the Compensation Committee to determine the compensation for the Corporation’s directors or executive officers. A compensation consultant or advisor has not, at any time since the Corporation’s most recently completed financial year, been retained to assist the Board or the Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

Compensation Process

Determinations with respect to the compensation of the Corporation's senior officers (including decisions regarding bonuses) are made by the Board based on the recommendation of the Compensation Committee. The Compensation Committee relies on the knowledge and experience of the members of the Compensation Committee, as well as on recommendations of the CEO, in making recommendations to the Board regarding senior officer compensation. Neither the Corporation nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or director compensation.

11

When making recommendations to the Board regarding senior officer compensation, the Compensation Committee evaluates the officer's performance, including reviewing the Corporation's performance as against its business plans and the officer's achievements during the fiscal year. The criteria upon which these recommendations are based has, to date, tended to be subjective and has reflected the Compensation Committee's views as to the nature and value of the contributions made by the executive officers to the achievement of the Corporation's corporate plans and objectives. The Compensation Committee uses all data available to it to ensure that the Corporation is maintaining a level of compensation that is both commensurate with the size of the Corporation and sufficient to retain personnel it considers essential to the success of the Corporation. In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level. In the Compensation Committee's view, external data provides insight into external competitiveness, but it is not an appropriate single basis for establishing compensation levels. External data is considered, along with an assessment of individual performance and experience, the Corporation's business strategy, best practices/trends in human resources, and general economic considerations.

In recommending the NEOs' compensation packages, the Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, bonuses and prior awards under the Option Plan).

Stock options are granted by the Board under the Option Plan to senior officers upon their commencement of service. Additional grants are also made periodically under the Option Plan to senior officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives. The Board determines the particulars with respect to stock option grants. The exercise price of each stock option granted under the Option Plan is set at or above the closing price of the Corporation’s common shares (the "Common Shares") on the Toronto Stock Exchange (the "TSX") on the day preceding the grant. See "Compensation Program - Compensation Program Design – Compensation Mix - Stock Options" below for additional information regarding the process in respect of stock option grants to NEOs.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders. The executive compensation program is designed to attract, motivate and retain top quality individuals at the executive level. Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Corporation's operations in the Democratic Republic of the Congo and the lack of infrastructure and political, military and social instability relating to this location. The Corporation strives to ensure that the Corporation's senior officers are compensated fairly and commensurately with their contributions to furthering the Corporation's strategic direction and objectives.

Compensation Program Design

Compensation Risk Management

The Compensation Committee evaluates the risks, if any, associated with the Corporation’s compensation policies and practices. Implicit in the Board’s mandate is that the Corporation’s policies and practices respecting compensation, including those applicable to the Corporation’s NEOs, be designed in a manner which is in the best interests of the Corporation and its shareholders. Risk evaluation is one of the considerations for this review.

12

A portion of the Corporation’s executive compensation consists of stock options granted under the Option Plan. Such compensation is both "long term" and "at risk" and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Corporation and its shareholders is extremely limited.

The other two main elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay. In addition, the Compensation Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Corporation and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

The Corporation’s compensation programs also allow for discretionary assessment of performance by the Compensation Committee to ensure that pay aligns with both perceived and actual performance. In addition, all major transactions require approval by the Board.

Due to the size of the Corporation, and the current level of the Corporation’s activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Corporation’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Corporation are reviewed, and which includes executive compensation. No risks have been identified arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The Corporation has a policy prohibiting directors and officers of the Corporation from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Compensation Mix

The total compensation mix was designed on the basis of the Corporation's compensation objectives. Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary	• Attract and retain • Reward	• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Bonuses	• Motivate and reward

• Bonuses focus senior officers on the achievement of corporate objectives and reward exceptional performance.

• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

13

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Stock options	• Attract and retain • Motivate and reward • Align interests with shareholders

• Stock option grants motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.

• Encourages long-term tenure and performance.

Retention allowance (1)	• Attract and retain	• Encourages long-term tenure. • Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Benefits	• Attract and retain	• Competitive benefits ensure access to skilled employees necessary to achieve corporate objectives.

(1)	A senior officer is entitled to receive the retention allowance (the "Retention Allowance") on termination of his employment with the Corporation, provided the officer has been with the Corporation for a minimum of two years and provided that termination is not due to misconduct (in the case of misconduct, the Retention Allowance is forfeited). The amount of the Retention Allowance is equal to the officer's monthly base salary multiplied by the number of years the officer was with the Corporation (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.

Base Salary

The Corporation provides senior officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. NEOs' base salaries depend on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, the Corporation's existing financial resources and the potential long term compensation provided by stock options as discussed below. A description of the material terms of NEOs' employment contracts is provided below under "Executive Compensation: Tables and Narrative - Termination and Change of Control Benefits". In addition to the above factors, decisions regarding any salary increases are impacted by each NEO's current salary.

Bonuses

Annual cash incentive awards are designed to focus executive attention on key strategic and operational measures and align compensation with corporate performance. The Corporation has established an annual bonus program (the "Bonus Plan") to be competitive from a total remuneration standpoint and to recognize outstanding annual performance. Annual bonus, if earned, is generally paid in cash in December of each year for the prior year's performance. Bonuses may also be awarded to senior officers during the year (i.e. outside of the Bonus Plan) to recognize exemplary performance or a special contribution. This occurred in 2012 in respect of two of the NEOs (see "Compensation Discussion and Analysis - Analysis of 2012 Compensation - Bonuses" below).

14

Senior officers are generally eligible to receive a discretionary annual bonus in an amount up to a specified percentage of such officer's base salary. However, the annual bonus paid to a senior officer may increase for specific accomplishments. The actual amount of bonus is determined following a review of each officer's individual performance.

Consistent with the flexible nature of the Bonus Plan, no specific weight is assigned to any particular performance factor. When making recommendations to the Board, the Compensation Committee considers not only the Corporation's performance during the year, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the bonuses awarded to NEOs in respect of 2012.

Stock Options

The grant of stock options to purchase Common Shares pursuant to the Corporation's Option Plan is an integral component of the compensation packages of the senior officers of the Corporation. The Compensation Committee believes that the grant of stock options to senior officers serves to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all shareholders. The CEO makes recommendations to the Compensation Committee for potential grants of stock options. His decisions are based in part upon the level of responsibility and contribution of the individuals toward the Corporation's goal and objectives. Stock options are granted by the Board, pursuant to the Option Plan, based upon the recommendation of the Compensation Committee. The overall number of stock options that are outstanding relative to the number of outstanding Common Shares are also considered in determining whether to make any new grants of stock options and the size of such grants. Since the Corporation does not grant stock options at a discount to the prevailing market price of the Common Shares, the stock options granted to senior officers have value only if, and to the extent that, the market price of the Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, for information regarding the stock options granted to the NEOs in 2012.

Retention Allowance

The Corporation believes that the Retention Allowance helps to attract and retain individuals in a competitive environment and encourages long-term tenure with the Corporation.

Benefits

The NEOs are eligible to participate in the same benefits as offered to all full-time employees. This includes participation in a traditional employee benefit plan consisting of health and dental care and various forms of life and disability insurances. The Corporation does not view these benefits as a significant element of its compensation structure, as they constitute only a small percentage of total compensation, but does believe that benefits be used in conjunction with base salary to attract and retain individuals in a competitive environment. The Corporation does not currently have standard senior officer perks, but may provide such perks as is considered appropriate.

15

Analysis of 2012 Compensation

Base Salary

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the base salary paid to each of the NEOs in 2012. The salaries of Messrs. Village, Kondrat and Madilo were increased at the start of 2012 following the Corporation’s transition from an exploration and development company to a producer (first gold production occurred in October 2011) and having regard to the relatively modest level of their prior salaries.

Bonuses

Annual bonuses were not paid to the NEOs in respect of fiscal 2012 in order to conserve cash, having regard to the Corporation’s cash flow situation as the Corporation continues with the construction of its second gold mine, at Namoya. The non-payment of annual bonuses for 2012 due to cash constraints will be an important factor when annual bonuses are considered in respect of fiscal 2013. Each of Mr. Village and Mr. Kondrat was paid in April 2012 a US$1.5 million cash bonus for their efforts in connection with the Corporation completing its US$175 million debt financing in March 2012.

Stock Options

During 2012, the Board granted the following number of stock options to the NEOs under the Corporation's Option Plan:

Name	No. of Stock Options
Simon F.W. Village	1,200,000
Donat K. Madilo	250,000
Arnold T. Kondrat	1,000,000
Geoffrey G. Farr	200,000
Colin J.S. Belshaw	200,000

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, which set out additional information in respect of the above stock option grants.

The rationale for the stock option grants to Messrs. Village, Madilo, Kondrat and Farr in 2012 (which grants were made in February 2012) was to provide additional long term incentives and to recognize performance. The stock option grant to Mr. Belshaw in 2012 was made as part of his compensation in connection with him joining the Corporation and was intended to provide long term incentive (Mr. Belshaw is no longer with the Corporation).

Share Performance Graph

The following graph illustrates the Corporation's cumulative shareholder return (assuming the re-investment of dividends of which there have been none) from December 31, 2007 to December 31, 2012, based upon a Cdn$100 investment made on December 31, 2007 in the Common Shares, and compares the Corporation's cumulative shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Value of the S&P/TSX Composite Index (referred to in the graph below as the "TSX") over the same period. The price performance of the Common Shares as shown on the graph does not necessarily indicate future price performance.

16

December 31,	2007	2008	2009	2010	2011	2012
Banro	$100	11	18	35	33	24
TSX	$100	67	91	106	97	104

As described above, various factors are considered in determining the compensation of the NEOs. The Common Share performance is one performance measure that is reviewed but there is no direct correlation between Common Share performance and executive compensation.

The Corporation operates in a commodity business and the Common Share price is impacted by the market price of gold, which may fluctuate widely and is affected by numerous factors that are difficult to predict and beyond the Corporation's control. The Common Share price is also affected by other factors beyond the Corporation's control, including general and industry-specific economic and market conditions. The Compensation Committee and the Board evaluate performance by reference to the Corporation's business plan rather than by short-term changes in Common Share price based on their view that the Corporation's long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the stock price may be temporarily depressed by short-term factors.

The trend shown by the performance graph above represents a steep decline in 2008 in the Corporation's cumulative total shareholder return, a significant percentage increase in 2009 and again in 2010 from the previous year’s price, little change in 2011 and a decrease in 2012, with an overall decrease from the December 31, 2007 price. Over the same five year period the compensation (salary and bonus) received by the Corporation's executive officers, in aggregate, has increased as the Corporation has developed its business. The Compensation Committee considers total NEO compensation to be reasonable in the Corporation's circumstances.

17

Compensation Committee Approval of CD&A

The Compensation Committee has reviewed and approved the CD&A and other compensation disclosure contained in this Circular, including the information contained below under the headings "Executive Compensation: Tables and Narrative" and "Director Compensation".

Submitted on behalf of the Compensation Committee:

Bernard R. van Rooyen (Chairman)

Peter N. Cowley

Richard J. Lachcik

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010, as applicable.

Name and Principal Position	Year	Salary ($)		Share-based awards ($)	Option-based awards (3) ($)	Non-equity incentive plan compensation - Annual Incentive Plan (4) ($)	All other Compensation (5) ($)	Total Compensation ($)
Simon F.W. Village	2012	$550,000		N/A	$2,759,926	$1,500,000	$67,835	$4,877,761
CEO(1)	2011	$322,020		N/A	N/A	$534,553	$41,639	$898,212
	2010	$286,751		N/A	$861,005	$696,605	$39,691	$1,884,052
Donat K. Madilo	2012	$330,000		N/A	$574,985	Nil	$45,935	$950,920
CFO	2011	$223,259		N/A	N/A	$314,795	$24,491	$562,544
	2010	$175,116	(2)	N/A	$105,645	$59,610	$21,184	$361,555
Arnold T. Kondrat	2012	$550,000		N/A	$2,299,938	$1,500,000	$51,502	$4,401,440
Executive Vice	2011	$322,020		N/A	N/A	$534,553	$32,721	$889,295
President	2010	$305,481	(2)	N/A	$861,005	$696,605	$41,415	$1,904,506
Geoffrey G. Farr	2012	$250,000		N/A	$459,988	Nil	$39,048	$749,036
Vice President,	2011	$229,167		N/A	$169,207	$103,500	$23,721	$525,595
General Counsel (6)
Colin J.S. Belshaw	2012	$153,368		N/A	$528,623	Nil	$18,009	$699,999
Vice President, Operations (7)

(1)	Mr. Village, who also held the position of President of the Corporation during 2012, ceased being CEO and President of the Corporation in March 2013.

(2)	The salaries for Messrs. Madilo and Kondrat in 2010 up to August 31, 2010 were paid in Canadian dollars (from September 1, 2010 to December 31, 2012, such salaries were paid in U.S. dollars). The U.S. dollar amounts set out in the above table for the salaries of Messrs. Madilo and Kondrat in 2010 were calculated using an average exchange rate for the first eight months of 2010 of Cdn$1.00 = US$0.9656.

18

(3)	These amounts represent the grant date fair value of the stock options awarded in the indicated year, calculated in Canadian dollars and then converted to U.S. dollars using, in the case of the 2012 award, an average exchange rate for 2012 of Cdn$1.00 = US$1.0008, in the case of the 2011 award, an average exchange rate for 2011 of Cdn$1.00 = US$1.0114 and, in the case of the 2010 awards, an average exchange rate for 2010 of Cdn$1.00 = US$0.9710.

Grant date fair value of the stock options granted to Messrs. Village, Madilo, Kondrat and Farr in 2012 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$4.75, with the key valuation assumptions being stock price volatility of 73.46%, risk free interest rate of 1.03%, no dividend yield, and expected life of three years.

Grant date fair value of the stock options granted to Mr. Belshaw in 2012 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$3.97, with the key valuation assumptions being stock price volatility of 69.26%, risk free interest rate of 1.42%, no dividend yield, and expected life of three years.

Grant date fair value of the stock options granted to Mr. Farr in 2011 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$3.00, with the key valuation assumptions being stock price volatility of 89.22%, risk free interest rate of 2.31%, no dividend yield, and expected life of three years.

Grant date fair value of the stock options granted to Messrs. Village, Madilo and Kondrat in 2010 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$1.94, with the key valuation assumptions being stock price volatility of 89.53%, risk free interest rate of 1.72%, no dividend yield, and expected life of three years.

(4)	These amounts represent the cash bonuses awarded to the NEOs in respect of services performed in the indicated year.

For 2012, the amount indicated in the above table for each of Mr. Village and Mr. Kondrat was a bonus paid in April 2012 for their efforts in connection with the Corporation completing its US$175 million debt financing in March 2012.

For 2011, the amount indicated in the above table for each NEO was comprised of the annual bonus as well as a gold pour bonus relating to the commencement of gold production in October 2011 at the Corporation’s first mine, located at the Twangiza property. The breakdown of the annual bonus and the gold pour bonus for each NEO for 2011 is as follows: Mr. Village: annual bonus of $322,020 and gold pour bonus of $212,533; Mr. Madilo: annual bonus of $167,444 and gold pour bonus of $147,351; Mr. Kondrat: annual bonus of $322,020 and gold pour bonus of $212,533; Mr. Farr: annual bonus of $46,000 and gold pour bonus of $57,500.

$609,830 of the bonus amount in 2010 for each of Mr. Village and Mr. Kondrat was awarded in Canadian dollars. The exchange rate used to calculate this $609,830 figure was Cdn$1.00 = US$0.9382.

(5)	Each of the amounts shown in this column of the table for each NEO represents life insurance premiums paid by the Corporation and the Retention Allowance accrued in respect of the NEO.

The amount of the life insurance premiums paid by the Corporation in respect of each NEO in 2012 is as follows: Mr. Village: $22,002; Mr. Madilo: $18,435; Mr. Kondrat: $5,669; Mr. Farr: $18,215; Mr. Belshaw: $5,229. The amount of the life insurance premiums paid by the Corporation in respect of each NEO in 2011 is as follows: Mr. Village: $14,804; Mr. Madilo: $5,886; Mr. Kondrat: $5,886; Mr. Farr: $4,624. The amount of the life insurance premiums paid by the Corporation in respect of each NEO in 2010 is as follows: Mr. Village: $16,372; Mr. Madilo: $4,952; Mr. Kondrat: $15,818.

The amount of the Retention Allowance accrued in respect of each NEO in 2012 is as follows: Mr. Village: $45,833; Mr. Madilo: $27,500; Mr. Kondrat: $45,833; Mr. Farr: $20,833; Mr. Belshaw: $12,780. The amount of the Retention Allowance accrued in respect of each NEO in 2011 is as follows: Mr. Village: $26,835; Mr. Madilo: $18,605; Mr. Kondrat: $26,835; Mr. Farr: $19,097. The amount of the Retention Allowance accrued in respect of each NEO in 2010 is as follows: Mr. Village: $23,319; Mr. Madilo: $16,232; Mr. Kondrat: $25,597.

(6)	Mr. Farr joined the Corporation in February 2011. He also holds the position of Corporate Secretary.

(7)	Mr. Belshaw, who is no longer with the Corporation, had joined the Corporation in May 2012.

19

The Corporation does not have any long-term incentive programs other than its Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2012:

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (US$) (3)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Simon F.W. Village	Feb. 17, 2012	1,200,000	Cdn$4.75 (US$4.77)	Feb. 9, 2017	Nil	N/A	N/A
	Sept. 10, 2010	307,500	Cdn$2.05 (US$2.06)	Sept. 10, 2015	$224,475
	Mar. 26, 2009	375,000	Cdn$2.15 (US$2.16)	Mar. 26, 2014	$236,250

Donat K. Madilo	Feb. 9, 2012	250,000	Cdn$4.75 (US$4.77)	Feb. 9, 2017	Nil	N/A	N/A
	Sept. 10, 2010	25,000	Cdn$2.05 (US$2.06)	Sept. 10, 2015	$18,250
	Mar. 26, 2009	45,000	Cdn$2.15 (US$2.16)	Mar. 26, 2014	$28,350
	Sept. 26, 2008	20,000	Cdn$3.10 (US$3.12)	Sept. 26, 2013	Nil

Arnold T. Kondrat	Feb. 9, 2012	1,000,000	Cdn$4.75 (US$4.77)	Feb. 9, 2017	Nil	N/A	N/A
	Sept. 10, 2010	701,511	Cdn$2.05 (US$2.06)	Sept. 10, 2015	$512,103
	Mar. 26, 2009	750,000	Cdn$2.15 (US$2.16)	Mar. 26, 2014	$472,500

Geoffrey G. Farr	Feb. 9, 2012	200,000	Cdn$4.75 (US$4.77)	Feb. 9, 2017	Nil	N/A	N/A
	Feb. 11, 2011	100,000	Cdn$3.25 (US$3.27)	Feb. 11, 2016	Nil
	Jan. 20, 2010	50,000	Cdn$2.30 (US$2.31)	Jan. 20, 2015	$24,000
	Mar. 26, 2009	100,000	Cdn$2.15 (US$2.16)	Mar. 26, 2014	$63,000

Colin J.S. Belshaw	May 23, 2012	200,000	Cdn$4.20 (US$4.22)	May 23, 2017	Nil	N/A	N/A

(1)	3/4 of the stock options granted to each optionee vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date.

(2)	The exercise price of each of the stock options held by the NEOs is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$1.0051.

20

(3)	This is based on (a) the last closing sale price per share of the Common Shares as at December 31, 2012 of Cdn$2.78 as reported by the TSX, and (b) converting that price into a price of US$2.79 using the noon exchange rate on December 31, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$1.0051.

See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2012:

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) (2) (US$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Simon F.W. Village	$681,069	N/A	N/A
Donat K. Madilo	$83,567	N/A	N/A
Arnold T. Kondrat	$681,069	N/A	N/A
Geoffrey G. Farr	$110,338	N/A	N/A
Colin J.S. Belshaw	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

(2)	The exercise price of each of the stock options held by the NEOs is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using an average exchange rate for 2012 of Cdn$1.00 = US$1.0008.

Pension Plan Benefits and Deferred Compensation Plans

The Corporation does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

The Corporation and Donat K. Madilo have entered into an employment contract (the "Madilo Agreement") which sets out the terms upon which Mr. Madilo performs the services of Chief Financial Officer of the Corporation. Mr. Madilo’s annual salary under the Madilo Agreement in 2012 was $330,000. The Corporation may terminate the Madilo Agreement at any time for just cause upon written notice to Mr. Madilo.

The Corporation and Arnold T. Kondrat have entered into an employment contract (the "Kondrat Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation. Mr. Kondrat’s annual salary under the Kondrat Agreement in 2012 was $550,000. The Corporation may terminate the Kondrat Agreement at any time for just cause upon written notice to Mr. Kondrat.

21

The Corporation and Geoffrey G. Farr have entered into an employment contract (the "Farr Agreement") which sets out the terms upon which Mr. Farr performs the services of Vice President, General Counsel and Corporate Secretary of the Corporation. Mr. Farr’s annual salary under the Farr Agreement is $250,000. The Corporation may terminate the Farr Agreement at any time for just cause upon written notice to Mr. Farr.

Each of the Madilo Agreement, Kondrat Agreement and Farr Agreement also provide as follows: (a) in the event of a "change of control" (as such term is defined in each employment agreement) of the Corporation or the "constructive dismissal" (as such term is defined in each employment agreement) of the employee, the employee has the right to terminate his employment agreement and is entitled to be paid by the Corporation an amount (the "Retiring Allowance") equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination the employee holds stock options of the Corporation, the employee shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the employment agreement without cause, the employee is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

"Bonus Amount" is defined to mean an amount equal to one-half of the aggregate amount of all bonuses paid or payable to the employee by the Corporation and its subsidiaries in respect of the two most recent fiscal years.

The following table sets out estimates of the incremental amounts payable to each of Messrs. Madilo, Kondrat and Farr upon identified termination events as set out in their employment agreements, assuming each such event took place on the last business day of fiscal year 2012. The table does not include the value of outstanding stock options that have previously vested, which awards are set out under "Incentive Plan Awards" above, but does include the value of unvested stock options that would vest upon the occurrence of the termination event. See the disclosure below under "Terms of Stock Option Plan" for a detailed description of the Corporation's Option Plan, including a description of vesting and expiry of grants on termination.

	Donat K. Madilo	Arnold T. Kondrat	Geoffrey G. Farr
Change of Control
Lump sum payment (1)	$974,795	$3,134,553	$603,500
Stock options	Nil	Nil	Nil

Termination Without Cause/Constructive Dismissal
Lump sum payment (1)	$974,795	$3,134,553	$603,500
Stock options	Nil	Nil	Nil

(1)	The lump sum payment calculations are based on the individual’s 2012 annual salary under his employment agreement as summarized above and the 2011 and, as applicable, 2012 bonus awards to the individual set out above in the table under "Summary Compensation Table".

Simon F.W. Village, whose employment contract with the Corporation included the same termination and change of control provisions as those summarized above for the employment contracts of Messrs. Kondrat, Madilo and Farr, ceased being President and CEO of the Corporation in March 2013. The Corporation is currently in discussions with Mr. Village regarding the potential terms of his departure.

22

Colin J.S. Belshaw, who was one of the NEOs during 2012, is no longer with the Corporation. Mr. Belshaw’s employment contract with the Corporation included change of control provisions, but otherwise did not provide for payments to Mr. Belshaw following or in connection with any termination, resignation, retirement or change in responsibilities. The said change of control provisions were not relevant in determining the terms of Mr. Belshaw’s departure from the Corporation.

Director Compensation

The director compensation program is designed to achieve the following goals: (a) compensation should attract and retain the most qualified people to serve on the Board; (b) compensation should align directors' interests with the long-term interests of shareholders; (c) compensation should fairly pay directors for risks and responsibilities related to being a director of an entity of the Corporation's size and scope: and (d) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

The fees paid by the Corporation to the non-executive directors of the Corporation during the financial year ended December 31, 2012 are set out in the table below under "Director Summary Compensation Table".

Non-executive directors are entitled to receive stock option grants under the Corporation's Option Plan, as recommended by the Compensation Committee and determined by the Board. The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Common Shares on the TSX prior to the date the stock options are granted. See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Option Plan.

Non-executive directors of the Corporation are also reimbursed for all reasonable out-of-pocket expenses incurred in attending Board or committee meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Executive directors of the Corporation are compensated as employees of the Corporation and are not entitled to additional compensation for performance of director duties. The executive directors of the Corporation during 2012 were Messrs. Village and Kondrat.

The Corporation maintains directors' and officers' liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of Cdn$10,000,000 as an aggregate limit of liability in each policy year. The total annual premium payable by the Corporation for the policy is Cdn$135,500 and there is a deductible in the amount of Cdn$250,000.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's non-executive directors in the year ended December 31, 2012. See "Executive Compensation: Tables and Narrative - Summary Compensation Table" above for details regarding the compensation paid to the Corporation's executive directors as executives of the Corporation in respect of services rendered during 2012 (the executive directors of the Corporation during 2012 were Messrs. Village and Kondrat).

23

Name	Fees earned (1) ($)	Share-based awards ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)	All other Compensation ($)		Total ($)
John A. Clarke	$82,000	N/A	$229,994	N/A	Nil		$311,994
Peter N. Cowley	$61,000	N/A	$229,994	N/A	Nil		$290,994
Richard J. Lachcik	$44,000	N/A	$229,994	N/A	Nil	(2)	$273,994
Peter A. Ruxton (3)	$10,000	N/A	$229,994	N/A	Nil		$239,994
Bernard R. van Rooyen	$74,000	N/A	$229,994	N/A	Nil		$303,994

(1)	During 2012, non-executive directors were entitled to directors' fees of $35,000, members of the Audit Committee were entitled to additional fees of $12,000, members of the Compensation Committee were entitled to additional fees of $9,000, members of the Technical Committee were entitled to additional fees of $9,000, the Chairman of the Audit Committee (Mr. Clarke) was entitled to additional fees of $17,000, the Chairman of the Compensation Committee (Mr. van Rooyen) was entitled to additional fees of $9,000 and the Chairman of the Technical Committee (Mr. Cowley) was entitled to additional fees of $9,000.

(2)	During the financial year ended December 31, 2012, the Corporation incurred legal expenses (and related costs) of $812,000 to Norton Rose Canada llp (which acts as legal counsel to the Corporation). Mr. Lachcik is a partner of Norton Rose Canada llp.

(3)	Dr. Ruxton resigned as a director of the Corporation on April 9, 2012.

(4)	These amounts represent the grant date fair value of the stock options awarded in 2012, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2012 of Cdn$1.00 = US$1.0008. Grant date fair value of these stock options was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$4.75, with the key valuation assumptions being stock price volatility of 73.46%, risk free interest rate of 1.03%, no dividend yield and expected life of three years.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held by non-executive directors of the Corporation as at December 31, 2012. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for a details regarding the outstanding stock options held by the Corporation's executive directors as at December 31, 2012.

24

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
John A. Clarke	Feb. 9, 2012	100,000	Cdn$4.75 (US$4.77)	Feb. 9, 2017	Nil	N/A	N/A
	Sept. 10, 2010	50,000	Cdn$2.05 (US$2.06)	Sept. 10, 2015	$36,500
	Jan. 6, 2010	50,000	Cdn$2.31 (US$2.32)	Jan. 6, 2015	$23,500
	Dec. 14, 2009	50,000	Cdn$2.30 (US$2.31)	Dec. 14, 2014	$24,000
	Mar. 26, 2009	80,000	Cdn$2.15 (US$2.16)	Mar. 26, 2014	$50,400
Peter N. Cowley	Feb. 9, 2012	100,000	Cdn$4.75 (US$4.77)	Feb. 9, 2017	Nil	N/A	N/A
	Sept. 10, 2010	12,500	Cdn$2.05 (US$2.06)	Sept. 10, 2015	$9,125
	Jan. 6, 2010	12,500	Cdn$2.31 (US$2.32)	Jan. 6, 2015	$5,875
Richard J. Lachcik	Feb. 9, 2012	100,000	Cdn$4.75 (US$4.77)	Feb. 9, 2017	Nil	N/A	N/A
	Jan. 6, 2010	50,000	Cdn$2.31 (US$2.32)	Jan. 6, 2015	$23,500
	Mar. 26, 2009	80,000	Cdn$2.15 (US$2.16)	Mar. 26, 2014	$50,400
Bernard R. van Rooyen	Feb. 9, 2012	100,000	Cdn$4.75 (US$4.77)	Feb. 9, 2017	Nil	N/A	N/A
	Sept. 10, 2010	50,000	Cdn$2.05 (US$2.06)	Sept. 10, 2015	$36,500
	Jan. 6, 2010	50,000	Cdn$2.31 (US$2.32)	Jan. 6, 2015	$23,500
	Mar. 26, 2009	80,000	Cdn$2.15 (US$2.16)	Mar. 26, 2014	$50,400

(1)	3/4 of the stock options granted to each optionee vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date.

(2)	The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$1.0051.

(3)	This is based on (a) the last closing sale price per share of the Common Shares as at December 31, 2012 of Cdn$2.78 as reported by the TSX, and (b) converting that price into a price of US$2.79 using the noon exchange rate on December 31, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$1.0051.

See the disclosure below under "Terms of Stock Option Plan" for details regarding the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the non-executive directors of the Corporation, which vested and/or were earned during the year ended December 31, 2012. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for such details in respect of the executive directors of the Corporation.

25

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) (2) (US$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
John A. Clarke	$41,783	N/A	N/A
Peter N. Cowley	$41,783	N/A	N/A
Richard J. Lachcik	Nil	N/A	N/A
Bernard R. van Rooyen	$41,783	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

(2)	The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using an average exchange rate for 2012 of Cdn$1.00 = US$1.0008.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2012, the number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of Common Shares to be issued upon exercise of options, warrants and rights outstanding as at Dec. 31, 2012		Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2012	Number of Common Shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2012 (excluding shares reflected in the first column)

Equity compensation plans approved by shareholders (1)	14,619,033	(2)	Cdn$3.79	4,559,760	(2)

Equity compensation plans not approved by shareholders	n/a		n/a	n/a

Total	14,619,033	(2)	Cdn$3.79	4,559,760	(2)

(1)	The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Option Plan. See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of such plan.

(2)	See the disclosure below under "Terms of Stock Option Plan" for information relating to stock options of the Corporation outstanding as at the date of this Circular and stock options available for future grants as at the date of this Circular.

26

TERMS OF STOCK OPTION PLAN

The rules of the TSX provide that listed issuers must disclose on an annual basis, in their information circulars or other annual disclosure document distributed to all security holders, the terms of their security based compensation arrangements. The following summarizes the terms of the Corporation's Option Plan.

(a)	Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Corporation or a subsidiary of the Corporation, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)	The total number of Common Shares issuable upon the exercise of all outstanding stock options granted under the Option Plan shall not at any time exceed 9.5% of the total number of outstanding Common Shares. 9.5% of the number of Common Shares outstanding as of the date of this Circular is equal to 23,949,563 Common Shares.

Having regard to the said percentage figure, the Option Plan is considered an "evergreen" plan, since (i) the Common Shares covered by stock options which have been exercised will be available for subsequent grants under the Option Plan, and (ii) the number of stock options available to grant increases as the number of outstanding Common Shares increases.

(c)	There are currently outstanding under the Option Plan 14,477,791 stock options entitling the holders to purchase an aggregate of 14,477,791 Common Shares (which is equal to 5.74% of the number of Common Shares which are currently outstanding). The number of new stock options currently available for future grants under the Option Plan is stock options to purchase an aggregate of 9,471,772 Common Shares (which is equal to 3.76% of the number of Common Shares which are currently outstanding). Since the Corporation was listed on the TSX in November 2005, a total of 8,614,212 stock options (which is equal to 3.42% of the number of Common Shares which are currently outstanding) have been exercised under the Option Plan.

(d)	The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the Common Shares on the TSX prior to the date the stock option is granted.

(e)	All stock options shall be for a term (the "Term") determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a Term exceeding ten years and, unless otherwise determined by the Board in its discretion in accordance with the terms of the Option Plan as referred to in the next paragraph below, a stock option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer, employee or consultant of the Corporation or a subsidiary of the Corporation for any reason whatsoever.

Provided a departing optionee has been with the Corporation for at least 12 months, the Board may in its discretion determine that any vested stock options held by such departing optionee will continue to be exercisable after the departure from the Corporation of the optionee for a period of time not to exceed the balance of the Term of such stock options.

27

(f)	Unless otherwise determined by the Board, 3/4 of the stock options granted pursuant to the Option Plan vest on the 12 month anniversary of their grant date and the remaining 1/4 of such stock options vest on the 18 month anniversary of the grant date.

(g)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(h)	Shareholder approval is required prior to any reduction in the exercise price of a stock option or any extension of the Term of a stock option (if the optionee holding such stock option is an insider of the Corporation, disinterested shareholder approval is required).

(i)	The Option Plan contains the following restrictions relating to the number of stock options that may be granted to insiders or non-employee directors of the Corporation:

(i)	The total number of Common Shares issued to insiders of the Corporation, within any one year period, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(ii)	The total number of Common Shares issuable to insiders of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(iii)	The total number of Common Shares issuable to non-employee directors of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 1% of the total number of outstanding Common Shares.

Subject to the above restrictions on insiders and non-employee directors of the Corporation, there are no restrictions in the Option Plan on the number of stock options that may be granted to any one person or company.

(j)	In the event a "take-over bid" (as such term is defined under Ontario securities laws) is made in respect of the Common Shares, all unvested stock options shall become exercisable (subject to any necessary regulatory approval) so as to permit the holders of such stock options to tender the Common Shares received upon exercising such stock options pursuant to the take-over bid.

(k)	The Corporation may amend from time to time or terminate the terms and conditions of the Option Plan by resolution of the Board. Any amendments shall be subject to the prior consent of all applicable regulatory bodies, including the TSX (to the extent such consent is required). Amendments and termination shall take effect only with respect to stock options granted thereafter, provided that they may apply to any stock options previously granted with the mutual consent of the Corporation and the optionees holding such stock options. The Board has the authority to approve amendments relating to the Option Plan or to stock options, without further approval of the Corporation's shareholders, to the extent that such amendments relate to:

(i)	altering the terms of vesting applicable to any stock options;

(ii)	changes to the date a stock option terminates upon the optionee ceasing to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries;
28

(iii)	accelerating the expiry date in respect of stock options;

(iv)	determining the adjustment provisions pursuant to section 10 of the Option Plan (section 10 of the Option Plan provides, among other things, that, in the event of any change in the Corporation's Common Shares through subdivision, consolidation, amalgamation, merger or otherwise, then in any such case the Board may make such adjustment in the Option Plan and in the stock options granted under the Option Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of stock options);

(v)	amending the definitions contained in the Option Plan; or

(vi)	amendments of a "housekeeping" nature.

Any amendment to the Option Plan or to stock options which does not relate to items (i) to (vi) above, shall require approval of the Corporation’s shareholders.

(l)	Except if not permitted by the TSX, if any stock options may not be exercised due to any black-out period (as defined in the Option Plan) at any time within the three business day period prior to the normal expiry date of such stock options, the expiry date of such stock options shall be extended for a period of 10 business days following the end of the black-out period (or such longer period as permitted by the TSX and approved by the Board).

(m)	The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and all optionees, subject to shareholder approval if required by the TSX.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2012 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

29

In April 2013, the Corporation closed a short form prospectus offering (the "Offering") of common shares of the Corporation and Series A Preference Shares (the "Series A Shares") of the Corporation, and a concurrent private placement (the "Concurrent Offering") of preferred shares (the "Subco Shares") of a subsidiary of the Corporation (Banro Group (Barbados) Limited (the "Subsidiary")) and associated Series B Preference Shares (the "Series B Shares") of the Corporation. The Offering consisted of 50,218,634 Common Shares issued at a price of Cdn$1.35 per share for gross aggregate proceeds of Cdn$67,795,156 and 116,000 Series A Shares issued at a price of US$25.00 per share for gross aggregate proceeds of US$2,900,000. The Concurrent Offering consisted of 1,200,000 Subco Shares and 1,200,000 associated Series B Shares issued at a price of US$25.00 per Subco Share and Series B Share for gross aggregate proceeds of US$30,000,000. BlackRock World Mining Trust plc (the "BlackRock Puchaser") was the purchaser of all of the Subco Shares and Series B Shares issued under the Concurrent Offering. The Corporation also paid to the BlackRock Purchaser a fee in the amount of US$300,000 pursuant to the share purchase agreement (the "Share Purchase Agreement") entered into among the Corporation, the Subsidiary, the BlackRock Purchaser and GMP Securities L.P, which agreement set out the terms of the purchase of the Subco Shares and Series B Shares by the BlackRock Purchaser under the Concurrent Offering. In respect of its purchase under the Concurrent Offering, the BlackRock Purchaser also entered into an exchange and support agreement (the "Support Agreement") with the Corporation and the Subsidiary, pursuant to which the Corporation granted to the BlackRock Purchaser the right to exchange with the Corporation, at any time and from time to time on notice as provided in the Support Agreement, each Subco Share (together with one Series B Share) held by the BlackRock Purchaser for one Series A Share. As well, the Corporation understands that the BlackRock Purchaser acquired 5,685,000 Common Shares issued under the Offering. Based on public filings, the Corporation believes that affiliates of BlackRock, Inc. control or have investment discretion over, in the aggregate, more than 10% of the outstanding Common Shares (see "Voting Securities and Principal Holders Thereof"). The Corporation understands that the BlackRock Purchaser is an affiliate of BlackRock, Inc. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York, 10022, United States.

Each of John A. Clarke (Interim Chief Executive Officer and President and a director of the Corporation) and Arnold T. Kondrat (Executive Vice President and a director of the Corporation) purchased 100,000 Common Shares issued under the Offering. The address of each of Mr. Clarke and Mr. Kondrat is Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

In March 2012, the Corporation closed a brokered private placement debt financing for total gross proceeds of US$175 million. This financing involved an offering by the Corporation of 175,000 units consisting of US$175,000,000 aggregate principal amount of senior secured notes with an interest rate of 10% and a maturity date of March 1, 2017 (the "Notes") and 8,400,000 warrants (the "Warrants") to purchase an aggregate of 8,400,000 Common Shares. Each such unit consisted of US$1,000 principal amount of Notes and 48 Warrants, with each Warrant entitling the holder to purchase one Common Share at a price of US$6.65 for a period of five years from the date of issuance of the Warrant. Donat K. Madilo (Chief Financial Officer of the Corporation) purchased US$150,000 aggregate principal amount of Notes and 7,200 Warrants. The address of Mr. Madilo is Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada. The Corporation understands that institutional accounts managed by affiliates of BlackRock, Inc. purchased Notes and Warrants under the said debt financing.

30

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2012 (the "2012 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation's Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F1 must be included in this Circular. The following addresses the items identified in Form 58-101F1.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. There are also certain circumstances which are deemed to establish a "material relationship" for the purpose of determining independence under National Instrument 58-101. With respect to the seven persons proposed to be nominated at the Meeting for election as a director (see "Election of Directors"), four of these nominees have been determined to be independent within the meaning of National Instrument 58-101 and three have been determined to not be independent within the meaning of National Instrument 58-101. Maurice J. Colson, Peter N. Cowley, Peter V. Gundy and Bernard R. van Rooyen have been determined to be independent within the meaning of National Instrument 58-101. Arnold T. Kondrat (who is Executive Vice President of the Corporation), John A. Clarke (who is currently Interim President and CEO of the Corporation) and Richard J. Lachcik (who is a partner of Norton Rose Canada llp, which acts as legal counsel to the Corporation) have been determined to not be independent within the meaning of National Instrument 58-101.

The Board facilitates its exercise of independent judgment in carrying out its responsibilities by having three independent directors on the Board (increasing to four independent directors upon the election at the Meeting of Mr. Colson as a director of the Corporation) and by having each committee of the Board comprised only of a majority of independent directors. The Board also believes that the fiduciary duties placed on individual directors by the Canada Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, to facilitate open and frank discussion among its independent directors, the Board has adopted a practice of setting aside time at each meeting of the Board for the independent directors to hold discussions without management present. As well, an in camera session is held, without management present, at each Audit Committee meeting with the external auditors of the Corporation (when the auditors are present at the meeting).

31

The Corporation's Chairman of the Board, Bernard R. van Rooyen, is an independent director.

Directorships

The following directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers

John A. Clarke	Great Quest Metals Ltd. Mediterranean Resources Ltd. PMI Gold Corporation
Peter N. Cowley	Cluff Gold plc Loncor Resources Inc. Cluff Natural Resources plc

Peter V. Gundy	Clifton Star Resources Inc.
Arnold T. Kondrat	Delrand Resources Limited Gentor Resources Inc. Loncor Resources Inc.
Richard J. Lachcik	Cerro Grande Mining Corporation Loncor Resources Inc.
Bernard R. van Rooyen	Trans Hex Groep Beperk

Meetings of the Board of Directors

The frequency of Board meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Corporation from time to time. During the financial year ended December 31, 2012, the Board held 13 meetings. In addition to the business conducted at such meetings, various other matters were approved by written resolution signed by all members of the Board.

Name (1)	Meetings Attended (#)
John A. Clarke	12
Peter N. Cowley	13
Arnold T. Kondrat	11
Richard J. Lachcik	13
Bernard R. van Rooyen	12

(1)	Peter V. Gundy, who, in addition to the five directors listed in the above table, is one of the persons proposed to be nominated at the Meeting for election as a director (see "Election of Directors"), only became a director of the Corporation in March 2013 and is therefore not listed in the above table. Maurice J. Colson, who is also one of the persons proposed to be nominated at the Meeting for election as a director (see "Election of Directors"), is not currently a director of the Corporation. Peter A. Ruxton was a director of the Corporation during 2012 until his resignation in April 2012. Dr. Ruxton attended two of the three Board meetings held while he was a director in 2012. Simon F.W Village was a director of the Corporation during 2012, but is not proposed to be nominated at the Meeting for re-election as a director. Mr. Village attended 12 of the 13 Board meetings held in 2012.

32

Board Mandate

The Board does not have a written mandate. In broad terms, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving financings and acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation. The Board is also responsible for approving the appointment of officers, stock option grants, financial statements and proxy materials.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the chair of each Board committee or the CEO of the Corporation. The Corporation's President and CEO is responsible for the day-to-day operations of the Corporation. The President and CEO and other members of senior management undertake a significant role in the long range planning and corporate finance activities of the Corporation. The Chairman of the Board chairs all meetings of the Board and is responsible for managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities.

All of the Board's committees (being the Audit Committee, the Compensation Committee and the Technical Committee) have charters which set out their respective roles and responsibilities.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation regarding (a) the role of the Board, its committees and its directors, and (b) the nature and operations of the Corporation's business, will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors. Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director. The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code"). A copy of the Code may be obtained from the CFO of the Corporation at (416) 366-2221 and is also available on SEDAR at www.sedar.com. Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Corporation's CEO.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer of the Corporation that constitutes a departure from the Code.

33

In accordance with the Canada Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization including, (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information and instances of corporate fraud or harassment. The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct. The Board has also adopted an insider trading policy to encourage and further promote a culture of ethical business conduct.

Nomination of Directors

The Board has not appointed a nominating committee and does not believe that such a committee is warranted at the present time. The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and officers.

Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the Audit Committee, the Compensation Committee and the Technical Committee.

Assessments

The Board monitors but does not formally assess the effectiveness and contribution of the Board, its committees and individual Board members. To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

U.S. CORPORATE GOVERNANCE MATTERS

The Common Shares are listed on the NYSE MKT. The NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is permitted by home country law. A description of the significant ways in which the Corporation's governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is as follows. To the extent necessary, the Corporation has obtained exemptions from the NYSE MKT in respect of these differences.

34

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-law. The Corporation's quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements: NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, the rules of the TSX are similar, but there are some differences including the threshold for shareholder approval set at greater than 25% of outstanding shares. The Corporation will seek a waiver from NYSE MKT's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

Independence of Directors: NYSE MKT requires that the majority of a company's directors be independent. The Corporation does not currently have a majority of independent directors, but does satisfy the requirements of applicable Canadian laws with respect to the composition of its Board, and will have a majority of independent directors upon the election at the Meeting of Maurice J. Colson as a director of the Corporation (see "Election of Directors").

Nominating Process: NYSE MKT requires that director nominations must be either selected or recommended to the Board by either a nominating committee or a majority of independent directors. In addition, NYSE MKT requires a formal written charter or board resolution addressing the nominations process. Under the federal laws of Canada, the rules of the TSX and Ontario securities laws, the Corporation's director nominations are not required to be selected or recommended to the Board by either a nominating committee or a majority of independent directors and the Corporation is not required to adopt a formal written charter or board resolution addressing the nominations process.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2012 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2012 MD&A"). Copies of this Circular, the 2012 Financial Statements, the 2012 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2012 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

35

A proposal for any matter that a shareholder proposes to raise at the next annual meeting of shareholders of the Corporation must be submitted to the Corporation at least 90 days before the anniversary date of the Notice (that is, at least 90 days before the anniversary date of May 31, 2013) and must comply with the other requirements of the Canada Business Corporations Act relating to proposals.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board. Unless otherwise indicated, information contained in this Circular is given as of May 31, 2013.

DATED at Toronto, Ontario, Canada the 31st day of May, 2013.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Vice President, General Counsel and
Corporate Secretary

36

APPENDIX "A"

MAJORITY VOTING POLICY

BANRO CORPORATION
(the “Corporation”)

The Board of Directors of the Corporation (the “Board”) believes that each director should have the confidence and support of the shareholders of the Corporation. To that end, the Board has unanimously adopted this majority voting policy, and future nominees for election to the Board will be required to confirm that they will abide by it.

Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee. The Chairman of the Board will ensure that the number of shares voted in favour or withheld from voting for each director nominee is recorded at the shareholders’ meeting and is made public promptly after the meeting. If the vote was by a show of hands rather than by ballot, the Corporation will disclose the number of shares voted by proxy in favour or withheld for each director.

If a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. In such a case, the nominee will be required forthwith to submit his or her resignation to the Board, effective on acceptance by the Board.

The compensation committee of the Board (or other committee to which has been delegated the responsibility of administering this policy) will consider the offer of resignation and make a recommendation to the Board. Except in special circumstances that would warrant the continued service of the director on the Board, the committee will be expected to recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within 90 days after the shareholders’ meeting at which the candidacy of the director was considered.

The director who tendered the resignation will not participate in the decision-making process, but may be counted for the purpose of determining whether the Board has quorum.

Subject to any corporate law restrictions, the Board may (i) leave a vacancy in the Board unfilled until the next annual general meeting of shareholders, (ii) fill the vacancy by appointing a new director who, in the opinion of the Board, merits the confidence of the shareholders, or (iii) call a special meeting of shareholders to consider new Board nominee(s) to fill the vacant position(s).

This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.

APPROVED by the Board: May 31, 2013.

APPENDIX "B"

BY-LAW NO. 4

A by-law relating to the nomination of directors

BANRO CORPORATION

(the "Corporation")

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Corporation and shareholders to evaluate all nominees’ qualifications and suitability as a director of the Corporation; and (iv) allowing shareholders to cast an informed vote.

The purpose of this By-law No. 4 (the "By-law") is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. This By-law is the framework by which the Corporation seeks to fix a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the position of the Corporation that this By-law is beneficial to shareholders and other stakeholders. This By-law will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.	Nomination Procedures - Subject only to the Canada Business Corporations Act (the "Act") and the articles of the Corporation (the "Articles"), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.	by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this By-law.

2.	Timely Notice - In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal executive offices of the Corporation.

3.	Manner of Timely Notice - To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

a.	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	Proper Form of Timely Notice - To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

a.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.	as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

B-2

5.	Eligibility for Nomination as a Director - No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	Terms - For purposes of this By-law:

a.	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b.	“Applicable Securities Laws” means the applicable securities legislation of each province of Canada other than Quebec, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province of Canada other than Quebec.

7.	Delivery of Notice - Notwithstanding any other provision of this By-law, notice given to the Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Board Discretion - Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

B-3